BARNETT & LINN
ATTORNEYS AT LAW
23564 Calabasas Road, Suite 205 • Calabasas, CA 91302

www.barnettandlinn.com

WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

November 21, 2014

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Larry Spirgel, Assistant Director
Joseph M. Kempf, Senior Staff Accountant
Dean Suehiro, Senior Staff Accountant
Gregory Dundas, Attorney-Advisor
Paul Fischer, Attorney-Advisor

Re:	Teletronics International, Inc. (“Registrant”)
Amendment No. 3 to Registration Statement on Form 10-12(g)
Filed on July 8, 2014
File No. 0-55241

Gentlepersons:

The Registrant hereby files its Amendment No. 3 to Registration Statement on Form 10-12(g) (“Amendment No. 3”). The Amendment No. 3 has been revised in accordance with the Commission’s October 27, 2014 comment letter (“Comment Letter”).

To assist the staff in its review of Registrant’s responses, we have provided a copy of Amendment No. 3 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

Financial Statements

Consolidated Statements of Cash Flows, pages F-3 and F-17

1. In accordance with Rule 8-08 of Regulation S-X we have updated the Registrant’s financial statements by filing a Form 10-Q for the quarter ended June 30, 2014 with the SEC on November 20, 2014.

Northern California Office

1478 Stone Point Drive, Suite 400 • Roseville, CA 95661 • TELEPHONE: 916-782-4404 • FACSIMILE: 916-788-2850

- An Association of Law Firms -

November 21, 2014

Re: Teletronics International, Inc. (“Registrant”)

6. Long-Term Investment, Page F-24

2. In accordance with your comment we have revised our disclosure relating to inter-entity profits and losses in “Notes to Interim Unaudited Consolidated Financial Statements-12. Related-Party Transactions” on page F-12 and in “Notes to Consolidated Statements-12. Related-Party Transactions” on page F-26, of Amendment No. 3 to Registration Statement.

Enclosed with this response is a letter from the President of the Registrant acknowledging, among other things, the Registrant’s responsibility for the adequacy and accuracy of the disclosure in this filing.

We believe that we have responded to all of your comments fairly and reasonably. Please contact the undersigned as soon as possible should you have any further questions or comments.

Thank you in advance for your courtesies and cooperation.

Very truly yours,

Barnett & Linn

William B. Barnett

WBB: scc

cc/ Mr. Fang, CEO

TELETRONICS INTERNATIONAL, INC.

220 Perry Parkway

Gaithersburg, Maryland 20877

Telephone: (301) 309-8500

November 21, 2014

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Larry Spirgel, Assistant Director
Joseph M. Kempf, Senior Staff Accountant
Dean Suehiro, Senior Staff Accountant
Gregory Dundas, Attorney-Advisor
Paul Fischer, Attorney-Advisor

Re:	Teletronics International, Inc. (“Registrant”)
Amendment No. 3 to Registration Statement on Form 10-12(g)
Filed on July 8, 2014
File No. 0-55241

Gentlepersons:

Please be advised that, on behalf of the Registrant, I hereby acknowledge the following:

●	Should the Securities and Exchange Commission (the “SEC”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

●	The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Dickson Fang
Dickson Fang, CEO